FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C., 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2011

Commission File Number 001-15118

TATA COMMUNICATIONS LIMITED

(Translation of registrant’s name into English)

VSB, Mahatma Gandhi Road, Mumbai 400 001, India

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82-            .

Registrant hereby incorporates in the report on Form 6-K the following Exhibit:

Exhibit Number	Description of Exhibit

1.	Press release dated February 16, 2011, captioned “Tata Communications Completes Acquisition of BitGravity”.

Forward-Looking Statements

All words and statements other than statements of historical fact included in this Form 6-K (including the attached exhibit), including, without limitation, “expect”, “believe”, “plan”, “intend”, “estimate”, “anticipate”, “may”, “will”, “would” and “could” or similar words and statements concerning the registrant and its prospects, and other statements relating to the registrant’s expected financial position, business strategy, the future development of the registrant’s operations and the general economy in India, are forward-looking statements. Such statements involve known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements of the registrant, or industry results, to differ materially from those expressed or implied by such forward-looking statements. Such forward-looking statements are based on numerous assumptions regarding the registrant’s present and future business strategies and the environment in which the registrant will operate in the future. The important factors that could cause actual results, performance or achievements to differ materially from such forward-looking statements include, among others, changes in government policies or regulations of India and, in particular, changes relating to the administration of the registrant’s industry, and changes in general economic, business and credit conditions in India. Additional factors that could cause actual results, performance or achievements to differ materially from such forward-looking statements, many of which are not in the registrant’s control, include, but are not limited to, those risk factors discussed in the registrant’s various filings with the Securities and Exchange Commission, including its annual report on Form 20-F filed on September 30, 2010, as amended on November 09, 2010. These forward-looking statements speak only as of the date of this Form 6-K. The registrant expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statement contained herein to reflect any change in the registrant’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TATA COMMUNICATIONS LIMITED

	By:	/s/ Sanjay Baweja

	Name:	Sanjay Baweja
February 16, 2011	Title:	Chief Financial Officer

Exhibit 1

HQ/CS/CL.24B/14401

16 February 2011

Sir,

Sub: Press Release - Tata Communications Completes Acquisition of BitGravity.

Please find sent here with a copy of the press release on the captioned subject being issued today.

Thanking you,

Yours faithfully,

For Tata Communications Limited

/s/ Rishabh Aditya
Rishabh Aditya
Dy. Company Secretary

To:

1)	Security Code 23624, The Stock Exchange, Mumbai. Fax No.(22) 22722037,39,41

2)	Security Code 5251, The Asst. Manager (Listing), National Stock Exchange of India Limited. Fax Nos.: (22) 66418125/26.

3)	National Securities Depository Ltd. Fax Nos. : 2497 29 93.

4)	The Bank of New York. Fax No.2204 49 42.

5)	Sharepro Services. Fax No. 2837 5646

6)	Marc H. Iyeki,Director, New York Stock Exchange, Fax No: (212) 656-5071 /72 / Managing Director, New York Stock Exchange, Fax No: (212) 265-2016

7)	Central Depository Services (India) Limited. Fax : 2267 3199.

8)	53312Mr. R. Gangadharan for SEC information requirements.

Tata Communications Limited

Plot C 21 & C 36 ‘G’ Block Bandra Kurla Complex, Mumbai 400 098 India

Regd. Office : VSB Mahatma Gandhi Road Fort Mumbai – 400 001 India

Tel 91 22 6657 8765 Fax 91 22 6725 1962 website www.tatacommunications.com

For immediate release	PRESS RELEASE

Media Contacts:
Ravindran Subramanian Tata Communications +91 9223306610 ravindran.s@tatacommunications.com	Pushpendra Dhansoia Vaishnavi Corporate Communications +919987274023 Pushpendra.dhansoia@tatacommunications.com

Tata Communications Completes Acquisition of BitGravity

Mumbai, India, 16 February 2011 – Tata Communications, a leading provider of the new world of communications, today announces the completion of its acquisition of BitGravity, an award winning content delivery network (CDN). BitGravity will join Tata Communications Ltd. and will integrate as a Tata Communications operating business subsidiary. Perry Wu will continue to lead the existing team, who will remain after the acquisition. They will operate from San Francisco in conjunction with Tata Communications’ global CDN team.

The acquisition, initially announced on 11 January 2011, complements Tata Communications’ global media and enterprise strategy. It will add enhanced CDN and streaming capabilities to its growing line-up of value-added hosting, storage, and security services, all of which leverage Tata Communications’ global IP network. The addition of BitGravity’s product portfolio and its employee skill set will further accelerate the delivery of new features and services to Tata Communications’ customers.

“With this acquisition, we are able to combine our global infrastructure with BitGravity’s CDN technology and infrastructure to create a larger global footprint and a more efficient cost base. This will provide enhanced content delivery services that further address the needs of media and enterprise businesses” says Genius Wong, Senior Vice President, Global Network Services, Tata Communications.

“There are a number of strong synergies between Tata Communications and BitGravity. As a single entity, we can utilize the best network path within Tata Communications’ Global IP network, allowing the organization to further differentiate itself in a noisy, global marketplace. We are looking forward to joining the Tata Communications team together with the exciting opportunities that this deal brings to the industry” says Perry Wu, CEO and co-founder of BitGravity.

In 2008, Tata Communications entered into a strategic alliance with BitGravity that included the licensing of BitGravity’s CDN technology and the federation of BitGravity’s and Tata Communications’ delivery networks. The company also made a strategic investment of $11.5 million in BitGravity, enabling Tata Communications to enter the market with its own global CDN in 2008. This resulted in successful traction with high profile media, content and gaming companies in Europe, Asia and India such as NDTV, Web18, Quick Heal Technologies and Nimbus Communications.] The decision to wholly purchase BitGravity was a logical next step to further enhance Tata Communications’ global CDN offering.

Tata Communications will execute the integration of the two companies’ products, customers and employees with immediate effect to ensure a smooth transition that will deliver instantaneous value for customers, partners and investors.

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For immediate release	PRESS RELEASE

About Tata Communications

Tata Communications is a leading global provider of a new world of communications. With a leadership position in emerging markets, Tata Communications leverages its advanced solutions capabilities and domain expertise across its global and pan-India network to deliver managed solutions to multi-national enterprises, service providers and Indian consumers.

The Tata Communications Global Network includes one of the most advanced and largest submarine cable networks, a Tier-1 IP network, with connectivity to more than 200 countries across 400 PoPs, and nearly 1 million square feet of data center and collocation space worldwide.

Tata Communications’ depth and breadth of reach in emerging markets includes leadership in Indian enterprise data services, leadership in global international voice, and strategic investments in operators in South Africa (Neotel), Sri Lanka (Tata Communications Lanka Limited) and Nepal (United Telecom Limited).

Tata Communications Limited is listed on the Bombay Stock Exchange and the National Stock Exchange of India and its ADRs are listed on the New York Stock Exchange. (NYSE: TCL)

www.tatacommunications.com

About BitGravity

BitGravity, Inc., built the first video delivery network to deliver affordable, broadcast quality video on demand, live streams and interactive applications to massive audiences on the Internet. BitGravity is based in Burlingame, CA and is privately held, with strategic investment from Allen & Company, Tata Communications, and private investors. The company’s innovative services made inroads with major media and internet companies and has received numerous accolades including RedHerring 100, OnHollywood 100, DemoGod, and LightReading’s Service Company of the year.

To learn more, please see www.BitGravity.com

Forward-looking and cautionary statements

Certain words and statements in this release concerning Tata Communications and its prospects, and other statements, including those relating to Tata Communications’ expected financial position, business strategy, the future development of Tata Communications’ operations, and the general economy in India, are forward-looking statements. Such statements involve known and unknown risks, uncertainties and other factors, including financial, regulatory and environmental, as well as those relating to industry growth and trend projections, which may cause actual results, performance or achievements of Tata Communications, or industry results, to differ materially from those expressed or implied by such forward-looking statements. The important factors that could cause actual results, performance or achievements to differ materially from such forward-looking statements include, among others, failure to increase the volume of traffic on Tata Communications’ network; failure to develop new products and services that meet customer demands and generate acceptable margins; failure to successfully complete commercial testing of new technology and information systems to support new products and services, including voice transmission services; failure to stabilize or reduce the rate of price compression on certain of the company’s communications services; failure to integrate strategic acquisitions and changes in government policies or regulations of India and, in particular, changes relating to the administration of Tata Communications’ industry; and, in general, the economic, business and credit conditions in India. Additional factors that could cause actual results, performance or achievements to differ materially from such forward-looking statements, many of which are not in Tata Communications’ control, include, but are not limited to, those risk factors discussed in Tata Communications’ various filings with the United States Securities and Exchange Commission. These filings are available at www.sec.gov. Tata Communications is under no obligation to, and expressly disclaims any obligation to, updates or alters its forward-looking statements.

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